

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

John Fei Zeng
Chief Financial Officer
UP Fintech Holding Ltd
18/F, Grandyvic Building, No. 1 Building
No. 16 Taiyanggong Middle Road, Chaoyang District
Beijing, 100020 PRC

> **Re: UP Fintech Holding Ltd**
> **Form 20-F filed April 28, 2021**
> **For the Fiscal Year Ended December 31, 2020**
> **Form 20-F filed April 28, 2022**
> **For the Fiscal Year Ended December 31, 2021**
> **File No. 001-38833**

Dear Mr. Zeng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance